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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                         (Amendment No._____1______)*


                       Pacific Gas & Electric Co. (PCG)
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Series G 4.8% Preferred Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   694308701
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  694308701
            ---------------------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      King Street Capital, L.P.
      13-3812174

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                      (a) [_]
                                                      (b)[X]

3.    SEC USE ONLY



4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      26,880

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      26,880

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,880

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [   ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      3.4%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN

--------------------------------------------------------------------------------

CUSIP No.   694308701
            ---------------------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      King Street Capital, Ltd.


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                      (a) [_]
                                                     (b)  [X]

3.    SEC USE ONLY



4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      49,920

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      49,920

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      49,920

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [   ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.3%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO

--------------------------------------------------------------------------------

CUSIP No.  694308701
            ---------------------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      King Street Advisors, L.L.C.
      13-3812173

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                      (a) [_]
                                                      (b) [X]

3.    SEC USE ONLY



4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      26,880

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      26,880

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,880

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [   ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      3.4%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO, IA

--------------------------------------------------------------------------------

CUSIP No.   694308701
            ---------------------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      King Street Capital Management, L.L.C.
      13-3978904

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                      (a) [_]
                                                      (b) [X]

3.    SEC USE ONLY



4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      49,920

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      49,920

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      49,920

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [   ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.3%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO, IA

--------------------------------------------------------------------------------

CUSIP No.   694308701
            ---------------------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      O. Francis Biondi, Jr.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                      (a) [_]
                                                      (b) [X]

3.    SEC USE ONLY



4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      76,800

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      76,800

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      76,800

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [   ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.7%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

--------------------------------------------------------------------------------

CUSIP No.   694308701
            ---------------------

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Brian J. Higgins

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                      (a) [_]
                                                      (b)  [X]

3.    SEC USE ONLY



4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      76,800

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      76,800

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      76,800

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                      [   ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.7%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

--------------------------------------------------------------------------------

CUSIP No.   694308701
            ---------------------


Item 1(a).  Name of Issuer:


            Pacific Gas & Electric Co. (PCG)

            ------------------------------------------------------------------

      (b).  Address of Issuer's Principal Executive Offices:

            77 Beale Street
            P.O. 770000 San Francisco, CA 94177

            ------------------------------------------------------------------


Item 2(a).  Name of Person Filing:


            This schedule is being jointly filed by King Street Capital, L.P. ("KSC L.P."), King Street Capital Ltd. ("KSC Ltd."), King Street Advisors, L.L.C. ("KSA"), King Street Capital Management, L.L.C. ("KSCM"), O. Francis Biondi, Jr. and Brian J. Higgins. KSC LP, KSC Ltd., KSA, KSCM and Messrs. Biondi and Higgins are collectively referred to herein as "Reporting Persons".

           --------------------------------------------------------------------

      (b).  Address of Principal Business Office, or if None, Residence:

            The principal business address of KSC Ltd. is:

            C/o HWR Services
            Craigmuir Chambers
            P.O. Box 71
            Road Town, Tortola
            British Virgin Islands


            The principal business address of each of the other Reporting Persons is:

            909 Third Avenue
            30th Floor
            New York, New York 10022

           --------------------------------------------------------------------

      (c).  Citizenship:


            Messrs. Biondi and Higgins are both United States citizens. KSC Ltd. is organized under the laws of the British Virgin Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware, U.S.A.

           --------------------------------------------------------------------

      (d).  Title of Class of Securities:


            Series G 4.8% Preferred Stock ("Preferred Stock")

           --------------------------------------------------------------------

      (e).  CUSIP Number:


            694308701

           --------------------------------------------------------------------


Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_] An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_]  Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

KSC L.P. and KSC Ltd.:

      As of December 31, 2002, 26,880 shares of Preferred Stock, or 3.4% of the total outstanding shares of Preferred Stock on that date, were held by KSC L.P. and 49,920 shares of Preferred Stock, or 6.3% of the total outstanding shares of Preferred Stock on that date, were held by KSC Ltd.

      KSC L.P. may be deemed to have shared voting and dispositive power over the 26,880 shares of Preferred Stock it owns, or 3.4% of the total outstanding shares of Preferred Stock. KSC Ltd. may be deemed to have shared voting and dispositive power over the 49,920 shares of Preferred Stock it owns, or 6.3% of the total outstanding shares of Preferred Stock.

KSA:

      Because KSA is the general partner of KSC L.P., pursuant to Rule 13d-1, as of December 31, 2002, KSA may be deemed to be the beneficial owner of 26,880 share of Preferred Stock, or 3.4% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC L.P.

      Because of the relationship described above, KSA may be deemed to have shared voting and dispositive power over the 26,880 shares of Preferred Stock, or 3.4% of the total outstanding share of Preferred Stock.

KSCM:

      Because KSCM is the investment adviser to KSC Ltd. pursuant to Rule 13d-1, as of December 31, 2002, KSCM may be deemed to be the beneficial owner of 49,920 shares of Preferred Stock, or 6.3% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC Ltd.

      Because of the relationship described above, KSCM may be deemed to have shared voting and dispositive power over the 49,920 shares of Preferred Stock, or 6.3% of the total outstanding shares of Preferred Stock.

O. Francis Biondi, Jr.:

      Because Mr. Biondi is a managing member of both KSA and KSCM, pursuant to Rule 13d-1, as of December 31, 2002, Mr. Biondi may be deemed to be the beneficial owner of 76,800 shares of Preferred Stock, or 9.7% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC L.P. and KSC Ltd.

      Because of the relationship described above, Mr. Biondi may be deemed to have shared voting and dispositive power over an aggregate of 76,800 shares of Preferred Stock, or 9.7% of the total outstanding shares of Preferred Stock, consisting of shares owned by KSC L.P. and KSC Ltd.

Brian J. Higgins:

      Because Mr. Higgins is a managing member of both KSA and KSCM, pursuant to Rule 13d-1, as of December 31, 2002, Mr. Higgins may be deemed to be the beneficial owner of 76,800 shares of Preferred Stock, or 9.7% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC L.P. and KSC Ltd.

      Because of the relationship described above, Mr. Higgins may be deemed to have shared voting and dispositive power over an aggregate of 76,800 shares of Preferred Stock, or 9.7% of the total outstanding shares of Preferred Stock, consisting of shares owned by KSC L.P. and KSC Ltd.

      Because of the relationships described above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities and Exchange Act of 1934, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all of the shares of the Preferred Stock held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5. Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

            KSC L.P. and KSA are not the beneficial owners of more than five percent of the outstanding shares of Preferred Stock.
           --------------------------------------------------------------------


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.

           --------------------------------------------------------------------


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


            Not applicable.

           --------------------------------------------------------------------


Item 8.     Identification  and  Classification  of Members of the Group.

            Not applicable.

           --------------------------------------------------------------------


Item 9.     Notice of Dissolution of Group.

            Not applicable.

            -------------------------------------------------------------------

Item 10.    Certification.


          By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2003
      --------------------

King Street Capital, L.P.*
By: King Street Advisors, L.L.C.,
      its general partner

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Member


King Street Capital, Ltd.*
By: King Street Capital Management, L.L.C.

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Member


King Street Advisors, L.L.C.*

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Member


King Street Capital Management, L.L.C.*

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Member


/s/ Brian J. Higgins
------------------------
    Brian J. Higgins*


/s/ O. Francis Biondi, Jr.
----------------------------
    O. Francis Biondi, Jr.*

* The Reporting Persons disclaim beneficial ownership over the Preferred Stock reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                     Exhibit A


                                   AGREEMENT

The undersigned agree that this Schedule 13G, Amendment No. 1, dated December 31, 2002 relating to the Series G 4.8% Preferred Stock of Pacific Gas & Electric Co. (PCG), shall be filed on behalf of the undersigned.


                              King Street Capital, L.P.*
                              By: King Street Advisors, L.L.C.,
                                    its general partner

                              By: /s/ Brian J. Higgins
                                  ------------------------
                              Name: Brian J. Higgins
                              Title: Managing Member


                              King Street Capital, Ltd.*
                              By: King Street Capital Management, L.L.C.

                              By: /s/ Brian J. Higgins
                                  ------------------------
                              Name: Brian J. Higgins
                              Title: Managing Member


                              King Street Advisors, L.L.C.*

                              By: /s/ Brian J. Higgins
                                  ------------------------
                              Name: Brian J. Higgins
                              Title: Managing Member


                              King Street Capital Management, L.L.C.*

                              By: /s/ Brian J. Higgins
                                  ------------------------
                              Name: Brian J. Higgins
                              Title: Managing Member


                              /s/ Brian J. Higgins
                              ------------------------
                                  Brian J. Higgins*


                              /s/ O. Francis Biondi, Jr.
                              ----------------------------
                                  O. Francis Biondi, Jr.*

February 28, 2003
--------------------
Date

03853.0002 #387630